Faegre Drinker Biddle & Reath LLP

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Chicago, IL 60606-1698

(312) 569-1000 (Phone)

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www.faegredrinker.com

December 3, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Bellacicco

Re: RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-230320; 811-23166); Response to Examiner Comments on POS 8C

Dear Mr. Bellacicco:

This letter responds to the staff’s comments that you provided via telephone on December 1, 2020, in connection with your review of Post-Effective Amendment No. 5 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 13 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Post-Effective Amendment No. 6 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.	Please include the undertaking required by Item 34.1 of Form N-2.

The requested change has been made in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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